Exhibit 21

Alberto Culver Company and Subsidiaries

Subsidiaries of the Registrant

Subsidiary	State or Other Jurisdiction of Incorporation
Alberto-Culver AB	Sweden
Alberto-Culver Holland B.V.	The Netherlands
Alberto-Culver Group Ltd.	United Kingdom
Alberto-Culver Canada, Inc.	Canada
Alberto-Culver Company (U.K.), Limited	United Kingdom
Alberto-Culver International, Inc.	Delaware
Alberto-Culver LLC	Delaware
Alberto-Culver de Mexico, S.A. de C.V.	Mexico
Alberto-Culver (N.Z.) Ltd.	New Zealand
Alberto-Culver (P.R.), Inc.	Delaware
Alberto-Culver USA, Inc.	Delaware
Armitage International Insurance Company, Ltd.	Bermuda
BDM Grange, Ltd.	New Zealand
La Farmaco Argentina I. y C.S.A.	Argentina
Pro-Line International, Inc.	Delaware
St. Ives Laboratories, Inc.	Delaware

Subsidiaries of the company omitted from the above table, considered in the aggregate, would not be considered significant.